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SECURITIES A
Was

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH. D.C. 189

*AB 3/19

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SEC FILE NUMBER
8-69246

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/28/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zoo Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 1175
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kent Spellman (312) 346 - 2589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Drive, 3rd Floor	Bannockburn	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kent Spellman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zoo Trading LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zoo Trading LLC

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2013

**Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934**

***** PUBLIC DOCUMENT *****

FGMK

One Source. Infinite Solutions.™

ZOO TRADING LLC

TABLE OF CONTENTS

FGMK
ASSURANCE ▪ TAX ▪ ADVISORY

INDEPENDENT AUDITOR'S REPORT

To the Members
Zoo Trading LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Zoo Trading LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Zoo Trading LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

FGMK, LLC

Bannockburn, Illinois
February 24, 2014

ZOO TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash	$	18,332
Due from broker		11,162,252
Securities owned		
Equities		18,099,166
Options		2,625,486
Futures		19,844
Dividend receivable		16,033
Fixed assets (net of accumulated depreciation of $20,380)		106,862
Other assets		73,131
Total Assets	$	32,121,106
Liabilities and Members' Equity		
Securities sold, not yet purchased		
Equities	$	15,027,454
Options		1,968,621
Futures		5,850
Withdrawals payable		452,555
Dividend and interest payable		47,987
Accounts payable and accrued expenses		115,033
Total Liabilities		17,617,500
Members' Equity		14,503,606
Total Liabilities and Members' Equity	$	32,121,106

The accompanying notes are an integral part of this statement.

ZOO TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

1. ORGANIZATION

Zoo Trading LLC, a Delaware limited liability company (the "Company") commenced operations on March 1, 2013. The Company is engaged exclusively in proprietary trading. During the year ended December 31, 2013, the Company registered with the Securities Exchange Commission ("SEC") to become a broker-dealer. The Company's registration as a SEC broker-dealer was effective May 28, 2013. Additionally, the Company is registered with the Chicago Board Options Exchange, with its office of operations located in Chicago, Illinois.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in preparation of the financial statements.

Basis of Accounting
The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company maintains its financial records in United States dollars.

Management Estimates and Assumptions.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as additional information is obtained and as the operating environment changes.

Cash
The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Securities Owned and Securities Sold, Not Yet Purchased
Securities transactions and related revenue and expenses are recorded on trade date and reflected at fair value in accordance with GAAP with change in unrealized gains and losses reflected in net trading losses in the statement of income.

Due to/from Clearing Broker
Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed under short term financial arrangements. The Company's proprietary positions serve as collateral for the short term financial.

Deposits
The Company is required to maintain $50,000 "good-faith" escrow deposits required by its outside clearing brokers.

Dividends and Interest
Dividend income and expense are recognized on the ex dividend date. Interest income and expense are recognized on an accrual basis.

Income Taxes
Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead members are liable for federal income taxes on their respective shares of taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company may be subject to various state and local income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures*. Securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange traded contracts is based upon exchange settlement prices. These securities are classified as Level 1 in the fair value hierarchy.

4. DERIVATIVES

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes consist primarily of futures contracts. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of trading gains, net. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Fair values of forwards and options contracts and open trade equity in futures contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Statement of Financial Condition Tabular Disclosures

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2013. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk	Derivative Assets	Derivative Liabilities
Futures Contracts		
Commodity*	$ 19,844	$ 5,850
	19,844	5,850
Equity price options*	2,625,486	1,968,621
Gross derivative assets and liabilities	2,645,330	1,974,471
Less: Master netting arrangements	-	-
Less: Cash collateral applied	-	-
Net derivative assets and liabilities	$ 2,645,330	$ 1,974,471

*Included in securities owned and securities sold, not yet purchased, on the statement of financial condition.

Short Sales

The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

5. OFF-BALANCE SHEET RISKS AND CONCENTRATIONS OF CREDIT RISKS

Financial Instruments

The Company enters into various transactions involving derivatives and other financial instruments with off-balance sheet risk. These financial instruments include futures, equity options, and foreign exchange contracts. These derivative financial instruments are entered into for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Financial Futures Contracts

The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin", are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Option written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Margin

The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Concentrations of Credit Risk

The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

6. GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. See Note 4 for other disclosures related to derivatives.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

7. RELATED PARTY TRANSACTIONS

Administrative and Information Technology support services is performed by a related party, Hard Eight Futures LLC; for which the Company is charged a monthly fee.

8. SIGNIFICANT TERMS OF THE OPERATING AGREEMENT

The Company operates under the Second Amended and Restated Operating Agreement of Zoo Trading LLC (the "Agreement"), dated April 30, 2013. In accordance with the Agreement, the Company has three classes of members; Class A Members, Class B Members, and Class C Members.

Class A Members have all voting rights, Class A Members and Class B Members are allocated the net trading profits and net trading losses of the Company, after net trading profits and net trading losses are allocated to Class C as discussed below, in accordance with their respective Class A and Class B Percentage Interest, as defined in the Agreement. Distributions are made at the discretion of the Company's Manager.

Class C Members consist of employee members who are entitled to receive a share of the respective net trading profits or net trading losses generated by the Company, as set forth in the Agreement. No such amounts were allocable to Class C Members as of December 31, 2013.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, and a ratio of "aggregate indebtedness" to net capital less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2013, the Company had net capital of $10,185,921, which was $10,085,921 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

10. SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.